Exhibit 99.1

Mr. Li Hanyang Appointed Chairman of China Yuchai’s Subsidiary

SINGAPORE, March 17, 2021/PRNewswire -- China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that Mr. Li Hanyang has been appointed as Chairman of the Board of its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), effective March 11, 2021. Mr. Li replaces Mr. Yan Ping who retired as Chairman of GYMCL.

Mr. Li started his career in GYMCL as a production preparation section chief in 1993 and he quickly rose in 1995 to deputy manager of the Cold Plant General Project of GYMCL. He was subsequently a factory manager of several plants before becoming a deputy general manager of GYMCL in 2000. Since 2002, Mr. Li has served as chief engineer, director, chairman and party secretary of Guangxi Yuchai Machinery Group Co., Ltd. and its subsidiaries.

Mr. Li holds a Bachelor’s degree in mechanical design and manufacturing from Tsinghua University and an MBA from the School of Management, Huazhong University of Science and Technology.

China Yuchai’s Board of Directors welcomes Mr. Li as GYMCL’s Chairman of the Board and believes that his extensive engineering and manufacturing management experience with Yuchai products will be beneficial to achieve the Company’s strategic goals. China Yuchai’s Board also wishes to thank Mr. Yan Ping for his long service and prominent contributions over the past 16 years.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, GYMCL, engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, GYMCL distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2020, GYMCL sold 430,320 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai’s and the joint venture’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. Among others, if the COVID-19 pandemic is not effectively and timely controlled, our business operations and financial condition may be materially and adversely affected due to a deteriorating market for automotive sales, an economic slowdown in China and abroad, a potential weakening of the financial condition of our customers, or other factors that we cannot foresee. All forward-looking statements are applicable only as of the date it is made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-521-4050

Email: cyd@bluefocus.com